Exhibit 99.1

23 August 2021

BURFORD CAPITAL UPDATE ON BUSINESS PERFORMANCE AND POTENTIAL US GAAP CONVERSION

Burford Capital Limited, the leading global finance and asset management firm focused on law, today released the following statement on its performance for the six months ended June 30, 2021 and on matters relating to its potential conversion to US GAAP. Burford is scheduled to release its interim results on September 9, 2021. All figures in this disclosure are unaudited and presented on a Burford-only basis, unless otherwise stated. Certain definitions are provided below; additional definitions, reconciliations and information are set out in Burford’s 2020 annual report, available at www.burfordcapital.com.

•	Record-breaking levels of new commitments and deployments
•	Portfolio returns rose and loss rates fell but case progress was relatively quiet with COVID delays noted
•	Considering US GAAP conversion at year-end
•	Non-cash accruals in the first half result in net accounting loss for the period; positive result on a cash basis
•	Liquidity position very strong with more than $430 million of Burford-only liquidity on hand

New business

•	$500+ million in new commitments; nearly $400 million in deployments

We saw robust levels of new business in the first half. We made new capital provision-direct commitments of over $500 million Group-wide, of which $284 million was Burford-only, more than four times higher than the first half of last year and above our prior record levels in the second half of 2019.

We deployed $399 million Group-wide, of which $215 million was Burford-only, to a combination of new and existing capital provision-direct assets, more than three times our 1H 2020 level and well in excess of our prior record deployments in 1H 2018.

Our trend towards larger and more complex new matters continued. Of our 14 new matters, none had commitment levels under $5 million while six were $20 million or above, including a new matter to which we committed and deployed $138 million on balance sheet and $139 million for our SWF partner between BOF-C and a new sidecar. This matter revolves around a number of antitrust claims against a large, financially strong multinational.

This level of activity suggests that the slowdown in new business in early 2020 from COVID has moderated and that we are finding considerable opportunities to deploy capital.

COVID delays and portfolio progress

•	Returns rose to 95% ROIC and realized losses fell to 0.5%
•	43% of matters have seen COVID delays
•	Realized gains of $77 million in the period

We saw some strong portfolio successes in the first half – including achieving our full $103 million entitlement in the Akhmedov judgment enforcement matter (in addition to more than $5 million received in prior periods), validating our decision to fund matters like that despite their noise. Our returns increased somewhat, to 95% ROIC on concluded capital provision-direct assets since inception, driven by the 216% ROIC (and 67% IRR) on the Akhmedov matter on a GBP basis. On a USD basis, the Akhmedov matter generated a 233% ROIC (and a 71% IRR). We also had a remarkably low realized loss rate for the period of 0.5% of average portfolio at cost.

However, as we have previously discussed, multiple waves of COVID have continued to have an impact on the pace and progression of matters in our portfolio. These issues are only a matter of timing; no clients have discontinued cases because of COVID delays and, indeed, as a result of how we often price our deals, our ultimate returns may increase because of the passage of time. We believe that 43% of our matters have incurred COVID-related delays, ranging from court date postponements to delays in the provision of discovery to slower settlement activity given the absence of a looming trial date to engender settlement.

As a result (and perhaps due also just to normal volatility in portfolio activity), the portfolio as a whole was quiet in the period and generated lower levels of capital provision income than comparative periods. In short, almost nothing bad happened – just less happened than in some other periods. We had capital provision-direct realizations of $142 million during 1H 2021, on which we will see realized gains of approximately $77 million for the period.

US GAAP conversion

•	Consideration of converting to US GAAP for December 31, 2021 reporting
•	Some balance sheet adjustments expected

We expect to remain a foreign private issuer for US purposes in 2022; our 2020 annual report discusses that status in depth. However, notwithstanding retaining foreign private issuer status for another year, we may well nonetheless proceed with our conversion to US GAAP; the Board will make a decision on that issue at its October meeting. If we do convert to US GAAP, our first half 2021 interim report will be our last report under IFRS, and beginning with our financial statements as of December 31, 2021, we would begin reporting under US GAAP. While most elements of our financial reporting would remain the same under both IFRS and US GAAP, including with respect to fair value, we expect to see an increase in both assets and liabilities due to changes in the approach to consolidation of subsidiaries. We will provide more details of these and any other adjustments in due course.

Our consideration of converting to US GAAP has also caused us to examine the accounting practices of comparable US finance firms to identify certain common practices adopted by US GAAP issuers as we discuss below.

Burford’s compensation practices

Burford’s compensation practices are relevant to the accounting discussion that follows, so we provide detail here about our approach to incentive compensation.

Burford uses four compensation components: base salary, annual bonus, stock grants and participation in the actual cash performance of litigation matters (which we call “carry” even though it is not technically participation in carried interest). We discuss our compensation practices in greater detail in our annual reports.

Burford does not pay any incentive compensation – carry or bonus – based on non-cash fair value changes in our assets.

We award carry on a vintage year basis. Thus, each year, we award eligible employees the right to receive a portion of the realized gains generated over time by the matters we originate financing for in that year. Then, in each following year, we look at the realized performance of all of the matters in a vintage in that year and make carry payments based on their collective performance in that year, so that realized losses reduce realized gains. So, for example, an eligible employee who joined Burford in 2017 will have received awards for each of the 2018, 2019, 2020 and 2021 vintages, and we will test the performance of each of those vintages in each succeeding year and make carry payments accordingly. Those payments continue until each vintage is fully resolved.

We set out below the percentage of realized gains in each vintage that has been awarded as carry.

Vintage year	% of realized gains awarded
2015	4
2016	4
2017	4
2018	6
2019	6
2020	8
2021	9

No carry applies to vintages prior to 2015.

Change in compensation expense accruals

•	Move to non-cash accrual of compensation expense on fair value
•	One-time non-cash accrual of $45 million, driven by YPF-related asset carrying value

Given that we do not pay employee carry on the basis of unrealized fair value gains, pursuant to IAS 19 we have historically recognized compensation expense only upon realizations from our assets, without regard to fair value movements.

However, as more cases have concluded and we have further validation of our predictive models in general and across asset types, our confidence in our modeling and valuation methodology has continued to increase and we believe it is appropriate to change our accounting estimate of compensation expense under IFRS and accrue compensation expense related to our carry plan as we make fair value adjustments. Moreover, we note that this is also the practice of a number of comparable US GAAP issuers, and we also believe that matching potential future gains with potential future expenses is desirable. Given our generally moderate levels of fair value change, these charges are not expected to be material. For each period going forward, including 1H 2021, we will accrue against new fair value gains at the rate shown for each vintage in the preceding table; for example, for 2019 vintage matters, for every $100 of net fair value increase, we will accrue $6 of compensation expense. In the event of fair value losses, the respective accrual would reverse. This accrual is an entirely non-cash event; we will still only crystallize and pay compensation upon realized gains. In the first half of 2021, based on all the fair value gains in the period, the expense accrual was less than $1 million.

The question then arises as to the existing accumulation of fair value gains, which are predominantly composed of fair value gains on our YPF-related assets. For the sake of consistency, we are going to take a one-time non-cash charge of $45 million to align with the current balance sheet assets. This is a one-time charge related to prior fair value gains; 70% of it is due to the substantial carrying value of the YPF-related assets. While this is a large number, it is entirely non-cash and simply matches a future potential gain expressed through a fair value change with a future potential expense instead of leaving the related expense until the point of realization. None of this money is being paid out, nor will it be unless and until there are realized gains in the underlying matters. For perspective, our YPF-related cases would have to generate more than $1.6 billion in cash in a litigation outcome for the present YPF-related accrual to be paid in full; we cite that number for illustrative purposes only given the current carrying value and this does not constitute a projection of any expected outcome in the matter. Moreover, we did not pay incentive compensation based on the secondary market sales of those YPF-related assets.

We believe our compensation levels are moderate and appropriate, and while this change in approach is both consistent with IFRS and will align us better with some other US GAAP issuers, it does not change our cash-focused approach to compensation and to running the business generally.

Asset recovery

•	Terminated profit-sharing arrangement except as to a small number of grandfathered cases
•	One-time non-cash accrual of £25 million ($34 million)

The division between our asset recovery and core litigation finance businesses has continued to blur as they have both evolved, and in 2019 we stopped including asset recovery in our new initiatives segment and incorporated it into our main capital provision segment.

In 2021, we have gone a step further and have fully integrated the asset recovery team into the core business. Previously, the team had operated with a separate P&L and a direct profit-sharing component dating from the acquisition of the business in 2015; at the time, we acquired the business for very little current cash and instead used a profit-sharing arrangement as the bulk of the economics. Now, the team participates in Burford’s standard compensation programs, including our carry plan. However, the historical profit-sharing approach has been grandfathered with respect to a small number of cases that are at advanced stages of activity.

The result of our change in estimating compensation expense to match accounting gains and these revised arrangements is that we will take a non-cash charge of £25 million ($34 million) relating to the carrying value of those matters. These amounts would only potentially be paid upon the receipt of substantial actual cash profits.

Financial Results

•	Anticipated net loss of approximately $70 million given one-time non-cash accruals
•	Approximately $20 million profit after tax if considered on a cash basis

As usual at this stage of our financial reporting cycle, we continue to work through a variety of accounting and tax issues, including fair values, internally and with our auditors in advance of our September 9 interim results reporting date. However, based on our current state of understanding, the combined impact of the non-cash accruals discussed above and the moderate level of asset realizations in the period suggests that we will report a net loss after tax of approximately $70 million, the bulk of which is related to those non-cash accruals. Adjusting for non-cash items (particularly fair value adjustments and the non-cash accruals), non-IFRS profit after tax would be approximately $20 million.

Liquidity

•	Strong liquidity position of over $430 million

Liquidity at June 30, 2021 was strong, with the aggregate of cash and cash management assets of over $430 million (which does not include the receipt of the $103 million in cash related to the Akhmedov matter in July).

Christopher Bogart, Burford Capital’s Chief Executive Officer, commented:

“We are very pleased with the level of new business activity we saw in the first half of 2021 and with the continuing strength of our portfolio, notwithstanding a fairly quiet period for portfolio resolutions. We believe that moving to US GAAP and positioning the business in the US capital markets mainstream will inure to the benefit of shareholders. We appreciate shareholders’ continued support on this journey, which we believe will result in a larger, stronger, more highly valued company.”

Definitions and use of alternative performance measures

We report our financial results under International Financial Reporting Standards (“IFRS”). IFRS requires us to present financials that consolidate some of the limited partner interests in funds we manage as well as assets held by our balance sheet where we have a partner or minority investor. We therefore refer to various presentations of our financial results, and funding configuration, as:

•	Consolidated refers to assets, liabilities and activities that include those third-party interests, partially owned subsidiaries and special purpose vehicles that we are required to consolidate under IFRS accounting. This presentation conforms to the presentation of Burford on a consolidated basis in our financials. The major entities where there is also a third-party partner in or owner of those entities include the Strategic Value Fund, BOF-C (our arrangement with a Sovereign Wealth Fund) and several entities in which Burford holds investments where there is also a third-party partner in or owner of those entities. Note that in our financial statements, our consolidated presentation is referred to as Group.
•	Burford standalone, Burford-only, Burford balance sheet only, “balance sheet” or similar terms refers to assets, liabilities and activities that pertain only to Burford itself, excluding any third-party interests and the portions of jointly owned entities owned by others.
•	Group-wide refers to Burford and its managed funds taken together, including those portions of the funds owned by third parties and including funds that are not consolidated into Burford’s annual consolidated financials. In addition to the consolidated funds, Group-wide includes the Partners funds (our first three core litigation finance funds), Burford Opportunity Fund and Burford Alternative Income Fund and its predecessor.

We refer to our capital provision assets in two categories:

•	Direct, which includes all our legal finance assets (including those generated by asset recovery and legal risk management activities) that we have made directly (i.e., not through participation in a fund) from our balance sheet. We also include direct (not through a fund) complex strategies assets in this category.
•	Indirect, which includes our balance sheet’s participations in one of our funds. Currently, this category is comprised entirely of our position in the Burford Strategic Value Fund.

We also use certain Alternative Performance Measures (“APMs”), which are not presented in accordance with IFRS, to measure the performance of certain of our assets including:

•	Return on invested capital (ROIC) is a measure of financial performance calculated by comparing the absolute amount of realizations from a concluded asset relative to the amount of expenditure incurred in funding that asset, expressed as a percentage figure. In this release, when we refer to our concluded case ROIC, we are referring to the ROIC on concluded and partially concluded capital provision direct assets on Burford’s balance sheet since the inception of the company until the current date.
•	IRR is a discount rate that makes the net present value of a series of cash flows equal to zero and is expressed as a percentage figure. We compute IRR on concluded (including partially concluded) legal finance assets by treating that entire portfolio (or, when noted, a subset thereof) as one undifferentiated pool of capital and measuring actual and, if necessary, estimated inflows and outflows from that pool, allocating investment cost appropriately. IRRs do not include unrealized gains.
•	Compound annual growth rate (CAGR) is the annual rate of return that would be required for a sum to grow from its beginning balance to its end balance, assuming reinvestment at the end of each year.
•	Profit after tax if considered on a cash basis is a non-IFRS measure comprising profit after tax removing all non-cash items, including but not limited to unrealized losses arising from fair value adjustments and non-cash compensation expense accruals.

Our business activities include:

•	Legal finance, which includes our traditional core litigation finance activities in which we are providing clients with financing against the future value of legal claims. It also encompasses our asset recovery and legal risk management activities, which often are provided to the same clients.
•	Complex strategies encompasses our activities providing capital as a principal in legal-related assets, often securities, loans and other financial assets where a significant portion of the expected return arises from the outcome of legal or regulatory activity. Most of our complex strategies activities over the past several years have been conducted through our Strategic Value Fund.
•	Post-settlement finance includes our financing of legal-related assets in situations where litigation has been resolved, such as financing of settlements and law firm receivables.
•	Asset management includes our activities administering the funds we manage for third-party investors.

Other terms we use include:

•	Cash receipts provide a measure of the cash that Burford’s capital provision assets generate during a given year as well as cash from certain other fees and income. In particular, cash receipts represent the cash generated from capital provision assets, including cash proceeds from realized assets and related hedging assets, plus cash income from asset management fees, services and other income, before any deployments into funding existing or new assets.
•	Commitment is the amount of financing we agree to provide for a legal finance asset. Commitments can be definitive (requiring us to provide funding on a schedule, or more often, when certain expenses are incurred) or discretionary (only requiring us to provide funding after reviewing and approving a future matter). Unless otherwise indicated, commitments include deployed cost and undrawn commitments.
•	Deployment refers to the funding provided for an asset, which adds to Burford’s invested cost in that asset. We use the term interchangeably with addition.
•	Deployed cost is the amount of funding we have provided for an asset as of the applicable point in time.
•	Liquidity refers to the amount of cash and cash management assets on our balance sheet.
•	Portfolio refers to the total amount of our capital provision and post-settlement assets, valued at deployed cost plus any fair value adjustments and any undrawn commitments.
•	Realization: A legal finance asset is realized when the asset is concluded (when litigation risk has been resolved). A realization will result in Burford receiving cash or, occasionally, some other asset or recognizing a due from settlement receivable, reflecting what Burford is owed on the asset. We use the term interchangeably with recovery.
•	Realized gain/loss refers to the total amount of gain or loss generated by a legal finance asset when it is realized, calculated simply as realized proceeds less deployed funds, without regard for any previously recognized fair value adjustment.
•	YPF-related assets refers to our Petersen and Eton Park legal finance assets, which are two claims relating to Argentina’s nationalization of YPF, the Argentine energy company.

For additional information, including reconciliations of our non-IFRS financial measures to the corresponding IFRS figures, see our Annual Report on Form 20-F for the year ended December 31, 2020 filed with the US Securities and Exchange Commission on March 24, 2021.

For further information, please contact:

Burford Capital Limited
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176

Numis Securities Limited - NOMAD and Joint Broker	+44 (0)20 7260 1000
Kevin Cruickshank (NOMAD)
Charlie Farquhar / Jonathan Abbott (Joint Broker)

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
Tony White

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its principal offices in New York, London, Chicago, Washington, Singapore and Sydney.

For more information, please visit www.burfordcapital.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This release does not constitute an offer of any Burford fund. Burford Capital Investment Management LLC ("BCIM"), which acts as the fund manager of all Burford funds, is registered as an investment adviser with the U.S. Securities and Exchange Commission. The information provided herein is for informational purposes only. Past performance is not indicative of future results. The information contained herein is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in the funds). Any such offer or solicitation may be made only by means of a final confidential Private Placement Memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934 regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the US Securities and Exchange Commission, other information sent to our security holders, and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions and that our actual results of operations, including our financial condition and liquidity and the development of the industry in which we operate, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those we expect include those discussed under “Risk Factors” in our Annual Report on Form 20-F filed with the US Securities and Exchange Commission on March 24, 2021. In addition, even if our results of operations, including our financial condition and liquidity and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this announcement, those results or developments may not be indicative of results or developments in subsequent periods.

Except as required by law, we undertake no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events, a change in our views or expectations or otherwise.